

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 15, 2025

Pamela Poland Chen
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: <u>5C Lending Partners Corp., et al.; (File No. 812-15795)</u>

Dear Ms. Poland Chen:

By Form APP-WD filed with the Securities and Exchange Commission on May 15, 2025, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Jill Ehrlich
        Thomas Connolly, 5C Lending Partners Advisor LLC
        Michael Koester, 5C Lending Partners Advisor LLC
        Nicole M. Runyan, P.C., Kirkland & Ellis LLP